SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number  000-23291

                           NOTIFICATION OF LATE FILING

     (Check One):
     |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q  |_| Form N-SAR

     For Period Ended: June 30, 1998

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  DigiTEC 2000, Inc.
                         -------------------------------------------------------

Former name if applicable
n/a
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Address of principal executive office (Street and number)
8 West 38th Street
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City, state and zip code  New York, NY 10018
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant suffered the loss of its two most senior financial officers, the Vice President of Finance and the Controller, during the second half of fiscal 1998. To date, the Company has only been able to add a Chief Financial Officer late in the fourth fiscal quarter, thereby causing unforeseen dislocations and extra procedures to complete the year-end audit. Accordingly, the Form 10-K could not be filed by the prescribed due date without unreasonable effort and expense.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Charles N. Garber                                (212)        782-0858
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(Name)                                           (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's sales and losses will increase from $26,027,909 and $3,549,514 at June 30, 1997 to approximately $35,032,533 and $11,709,659 at June 30, 1998 due primarily to a major increase in Selling, General and Administrative Expenses as detailed on Attachment.

                                  Digitec 2000, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 28, 1998              By   /s/ Charles N. Garber
      ------------------                   ---------------------
                                      Name:  Charles N. Garber
                                      Title: Vice President and Chief Financial
                                             Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   ATTACHMENT
                                   Form 12b-25

      Selling, general and administrative expense for the year ended June 30, 1998 increased by approximately 507% from $2,040,749 for the fiscal year ended June 30, 1997 to $12,394,471. This substantial increase of approximately $10.4 million occurred in two categories consisting of non-recurring charges and other expenses resulting from the growth of the business. Non-recurring charges included:

      (i) a one-time promotional expense of approximately $3,307,000 primarily related to the processing of additional minutes on the Company's $5 and $10 Cards, which were processed as $20 Cards.
      (ii) a one-time charge of $1,248,000 for director compensation expense related to the awarding of 300,000 options to directors during March 1998 for their services as directors of the Company.
      (iii) bad debt expense charge of approximately $964,000, the majority of which represents a one-time writedown of doubtful accounts.
      (iv)  a one-time charge of approximately $234,000 due to the cancellation of print jobs related to termination of a Card division of a supplier.

      The remaining selling, general and administrative expense increases of approximately $4.2 million were primarily related to the growth of the business over the prior year and the Company's initial implementation of its plan to increase its infrastructure in anticipation of moving its existing brands to facilities-based platform, switching and termination agreements, including:

      (i) salaries and employee-related costs increasing by approximately $1,318,000 due to a 175% increase in employees.
      (ii) the Company's professional fees increasing by approximately $612,000, primarily due to the filing of a Registration Statement on Form S-1 and an amendment thereto, regulatory filings and litigation expense.
      (iii) office expenses, utilities and telephone expenses increasing an aggregate of approximately $533,000 primarily due to the Company's growth in employees and increased rental payments.
      (iv)  other advertising, field and shareholder expense increases.